Exhibit (h)(5)(d)

AMBASSADOR MONEY MARKET FUND

AGREEMENT

MANAGEMENT FEE WAIVER

AND

EXPENSE REIMBURSEMENT

THIS AGREEMENT is made this 20th day of April, 2012, between Ambassador Funds, a Delaware statutory trust (“Ambassador”) and Ambassador Capital Management, L.L.C., a Michigan limited liability company (“ACM”).

RECITALS:

WHEREAS, Ambassador is a registered open-end management investment company offering six authorized series, including Ambassador Money Market Fund (the “Fund”), which has two authorized classes of shares (Institutional Shares and Investor Shares, only the former of which has been offered to the public); and

WHEREAS, ACM serves as the investment adviser for the Fund; and

WHEREAS, both Ambassador and ACM agree that, in the current economic conditions, it is desirable to reduce management fees and/or reimburse operating expenses to the extent provided below; and

WHEREAS, Ambassador and ACM have agreed to do so on the terms hereof.

NOW, THEREFORE, the parties hereby agree as follows:

1.

Reduction in Fund Expenses.  ACM agrees to waive some or all of its management fees and (in the event all such fees are waived) to reimburse other Fund operating expenses such that the Fund’s net investment income will not be less than 0.02% of net assets (2 basis points), on an annualized basis, for any class of shares.

2.

Potential Recovery.  ACM may recoup from the Fund any of the operating expenses it has reimbursed (but not any of the management fees which it has waived) until the end of the third calendar year after the end of the calendar year in which such reimbursement occurs.  Any potential recovery is limited to an amount such that (i) the Fund’s net investment income will not be less than 0.02% of net assets (2 basis points), on an annualized basis, for any class of shares; and (ii) may not exceed 0.10% of net assets (ten basis points) in any calendar year.  The operating expenses which may potentially be reimbursed shall not begin to accrue until July 1, 2012.

3.

Duration of Agreement.  This Agreement shall be effective for an initial period beginning on the date hereof and ending on April 30, 2013.  This Agreement shall automatically renew for additional twelve month periods if not terminated, in writing, by either party before May 1st of each following year; provide, however, that prior to April 30, 2013, this Agreement may only be terminated by Ambassador’s Board of Trustees.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AMBASSADOR FUNDS

a Delaware statutory trust

By:     /s/ Maria C. De Nicolo

Name: Maria C. De Nicolo

Its: Chief Financial Officer

AMBASSADOR CAPITAL MANAGEMENT, L.L.C.

a Michigan limited liability company

By:     /s/ Brian T. Jeffries

Name: Brian T. Jeffries

Its: President